Exhibit 3.47

State of Delaware

Secretary of State

Division of Corporations

Delivered 10:56 AM 09/02/2008

FILED 10:50 AM 09/02/2008

SRV 080916638 – 2926277 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

1.	Name of Limited Liability Company: US Salt, LLC

2.	The Certificate of Formation of the limited liability company is hereby amended as follows: The second paragraph of the limited liability company’s certificate of formation relating to the company’s registered agent is hereby deleted and replaced with the following:

The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808. The name of its Registered Agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 29th day of August, A.D. 2008.

By:	/s/ John J. Sherman
Authorized Person(s)

Name:	John J. Sherman
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